UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2019

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Amendment Regarding Decision on SK Broadband’s Merger with Tbroad, Tbroad Dongdaemun and KDMC

The information regarding the merger of SK Broadband Co., Ltd. (“SK Broadband”), a subsidiary of SK Telecom Co., Ltd. (the “Company”), with Tbroad Co., Ltd. (“Tbroad”), Tbroad Dongdaemun Broadcasting Co., Ltd. (“Tbroad Dongdaemun”) and Korea Digital Cable Media Center (“KDMC”) set forth in the Form 6-K furnished by the Company on April 26, 2019 entitled “Decision on SK Broadband’s Merger with Tbroad, Tbroad Dongdaemun and KDMC Participation” is amended by replacing the item numbered “7. Merger Timetable,” which stated:

7. Merger Timetable	Shareholder Meeting	November 29, 2019
	Submission Period of Dissent by Creditors	November 29, 2019 – December 31, 2019
	Date of Merger	January 1, 2020
	Registration of Merger	January 7, 2020
	Issuance of New Stock	January 21, 2020

with the following:

7. Merger Timetable	Shareholder Meeting	January 28, 2020
	Submission Period of Dissent by Creditors	January 28, 2020 – February 28, 2020
	Date of Merger	March 1, 2020
	Registration of Merger	March 6, 2020
	Issuance of New Stock	March 16, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Jung Hwan Choi
(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: October 16, 2019

3